September 6, 2006



Ms. Cecelia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

	Re:	Scott's Liquid Gold-Inc.
		Form 10-K for the fiscal year ended December 31, 2005
		Filed March 15, 2006
		Form 10-Q for the quarter ended March 31, 2006
		Filed May 15, 2006
		File No. 1-13458

Dear Ms. Blye:

	This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated August 31, 2006 with respect to the Form 10-K Report and Form 10-Q Report listed above. The text of the staff's comments is set forth below in bold followed in each case by the response.

GENERAL
1.	We note from exhibit 10.4 filed with your Form 10-Q that the license agreement between Tristrata Technology, Inc. and Neoteric Cosmetics, Inc. provides for a territory inclusive of Iran and Syria, countries identified as state sponsors of terrorism by the State Department and subject to sanctions administered by the Commerce Department's Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control.
We note that the Form 10-K does not contain any information relating to operations in or contacts with Iran or Syria. Please describe your operations in and contacts with these countries, if any, and discuss their materiality to you in light of their status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in and contacts with Iran and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

	Response:

	We do not have any current, past or anticipated operations in, or contacts with, Iran and Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

	The agreement with TriStrata covers certain skin care products. We have not used, and do not plan to use, the provision for exports to Iran or Syria.

	The sales of all our products to foreign countries is very limited, constituting approximately $193,000 in the calendar year of 2005. Most of our sales to foreign countries are to Canada. Sales to Canada were $172,300 of the above total in 2005.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

	We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran and Syria.

	Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Iran and Syria, and any internal risk assessment undertaken in connection with business in those countries.

Response:

	Please see the response to Comment 1 above.

	We acknowledge that:

	Our company is responsible for the adequacy of the disclosure in the filings;

	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-295-8073) or Amy Bowler (303-295-8337) at
Holland & Hart LLP, our attorneys.  Thank you.

Very truly yours,

SCOTT'S LIQUID GOLD-INC.



By:	/s/Jeffry B. Johnson
	Jeffry B. Johnson
	Treasurer and Chief Financial Officer